04018035

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR - 9 2004 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35940

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST DUNBAR SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street
(No. and Street)

Boston (City) Massachusetts (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James McCarthy (617) 227-1112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

70 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Dunbar Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Vice President

Title

JEAN [illegible] MERY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
[illegible] 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

We have audited the accompanying statements of financial condition of First Dunbar Securities Corporation as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Dunbar Securities Corporation at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle

Certified Public Accountants

February 3, 2004

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905
617/426-9440
Fax No. 617/423-3955

175 Paramount Drive
Raynham, MA 02767-1066
508/880-4955
Fax No. 508/823-6976

265 Essex Street
Salem, MA 01970-3400
978/741-4237
Fax No. 978/745-4424

www.pmn.com

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31	
ASSETS	2003	2002
Cash and cash equivalents	$ 11,408	$ 8,374
Commissions receivable - allowable	19,946	33,378
Refundable federal and state income taxes	10,797	12,300
Prepaid commissions	56,690	--
Securities owned, at market value (cost $22,844 in 2003 and 2002)	1,839	535
Non-marketable securities, at cost	3,000	3,300
Office equipment, net of accumulated depreciation of $11,770 and $9,452 in 2003 and 2002, respectively	8,858	4,124
	$112,538	$ 62,011
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Commissions payable	$ 10,013	$ 19,883
Accounts payable, accrued expenses and other liabilities	13,743	11,044
	23,756	30,927
Stockholders' equity:		
Common stock - no par value: Authorized, 10,000 shares; Issued and outstanding, 1,059 shares	15,976	$ 15,976
Additional paid-in capital	240,164	33,948
Retained earnings (deficit)	(167,358)	(18,840)
	88,782	31,084
	$112,538	$ 62,011

See notes to financial statements.

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF OPERATIONS

	Year ended December 31	
	2003	2002
REVENUE:		
Commissions	$ 207,997	$ 98,131
Trading income	3,666	6,954
Unrealized gains and (losses)	1,304	(250)
Rental income	--	15,544
Other income	9,797	12,588
	222,764	132,967
EXPENSES:		
Wages and commissions	148,243	132,470
Regulatory fees and expenses	14,759	10,521
Occupancy costs	31,805	25,802
Other operating expenses	176,475	59,364
	371,282	228,157
LOSS BEFORE FEDERAL AND STATE INCOME TAXES	(148,518)	(95,190)
FEDERAL AND STATE INCOME TAXES:		
Current (refundable)	--	(11,813)
Deferred	--	4,800
	--	(7,013)
NET LOSS	($ 148,518)	($ 88,177)

See notes to financial statements.

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Additional	Retained	Total
	Shares	Amount	Paid-In Capital	Earnings (Deficit)	Stockholders' Equity
BALANCE, December 31, 2001	1,059	$15,976	$ --	$ 69,337	$ 85,313
Capital contributions	--	--	33,948	--	33,948
Net loss	--	--	--	(88,177)	(88,177)
BALANCE, December 31, 2002	1,059	15,976	33,948	(18,840)	31,084
Capital contributions	--	--	206,216	--	206,216
Net loss	--	--	--	(148,518)	(148,518)
BALANCE, December 31, 2003	1,059	$15,976	$240,164	($167,358)	$ 88,782

See notes to financial statements.

FIRST DUNBAR SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	Year ended December 31	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	($148,518)	($88,177)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	2,318	731
Deferred income taxes	--	4,800
Unrealized(gains) losses	(1,304)	250
(Increase) decrease in:		
Commissions receivable	13,432	(31,018)
Refundable federal and state income taxes	1,503	(2,391)
Prepaid commissions	(56,690)	--
Non-marketable securities	300	--
Other receivables	--	3,843
Other assets	--	195
Increase (decrease) in:		
Commissions payable	(9,870)	17,143
Accounts payable, accrued expenses and other liabilities	2,699	(299)
Total adjustments	(47,612)	(6,746)
Net cash used by operating activities	(196,130)	(94,923)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of equipment	(7,052)	(3,824)
Net cash used by investing activities	(7,052)	(3,824)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional capital contributions	206,216	33,948
Net cash provided by financing activities	206,216	33,948
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,034	(64,799)
CASH AND CASH EQUIVALENTS, beginning of year	8,374	73,173
CASH AND CASH EQUIVALENTS, end of year	$ 11,408	$ 8,374
SUPPLEMENTAL DISCLOSURE:		
Cash paid (refunded) during the year for:		
Income taxes	($ 1,503)	($9,422)

See notes to financial statements.

FIRST DUNBAR SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

A. Organization and Nature of Business:

The Company was incorporated on March 6, 1986, and was qualified as a registered broker/dealer on May 14, 1987.

Under an agreement which became effective in 2003, all of the issued and outstanding common stock of the Company was acquired by Venture Partners Holdings, L.L.C. (Holdings). The Company is now a wholly-owned subsidiary of Holdings.

B. Summary of Significant Accounting Policies:

Revenue recognition:

Trading income and commission income is recognized on a settlement date basis (normally three business days after the trade date).

Office equipment:

Office equipment is reported at cost, less accumulated depreciation. Depreciation is provided by use of accelerated methods over the estimated useful lives of the respective assets.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

B. Summary of Significant Accounting Policies - (continued):

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

C. Income Taxes:

The Company has available net operating loss carryforwards of approximately $163,000 to offset future taxable income. The carryforwards expire in 2022 and 2023.

Deferred income taxes result from the use of different depreciation methods for tax purposes, the unrealized loss on securities owned, and the net operating loss carryforwards. At December 31, 2003, a deferred tax asset of approximately $72,900 has been offset by an equal amount of valuation allowance.

D. Commitments:

The Company occupies office space in Boston, Massachusetts under a lease agreement which expires in October, 2006. In addition to the base rent, the Company is obligated to pay a proportionate share of excess tax and operating costs.

Future minimum lease payments required under the operating lease are as follows:

Year ending December 31	
2004	$ 63,638
2005	63,638
2006	53,030
	$180,306

Rent expense charged to operations amounted to $31,805 and $25,802 for the years ended December 31, 2003 and 2002, respectively.

E. Related Party Transactions:

Other operating expenses for the year ended December 31, 2003 includes charges from related parties (Bril Corporation and Venture Partners Capital, L.L.C.) for consulting and management fees totaling $50,000. Accounts payable at December 31, 2003 includes amounts due to the related parties totaling $6,248. The Company and the related parties have overlapping ownership.

F. Net Capital Requirement:

Under Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital of the greater of 1/15th of aggregate indebtedness, or $5,000. At December 31, 2003, net capital and required net capital, computed in accordance with the rules of the Commission, amounted to $9,080 and $5,000, respectively.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

We have audited the accompanying financial statements of First Dunbar Securities Corporation as of and for the year ended December 31, 2003, and have issued our report thereon dated February 3,2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 and 11 is presented for purposes of additional analysis, and is not a required part of the basic financial statements; but, is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parent, McLaughlin & Nangle
Certified Public Accountants

February 3, 2004

FIRST DUNBAR SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2003

NET CAPITAL:	
Total stockholders' equity qualified for net capital	$88,782
Deductions:	
Non-allowable assets:	
Refundable federal and state income taxes	(10,797)
Prepaid commissions	(56,690)
Non-marketable securities	(3,000)
Office equipment - net	(8,858)
	(79,345)
Haircuts on securities owned:	
Trading securities	(357)
	(79,702)
TOTAL NET CAPITAL	$ 9,080
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Commissions payable	$10,013
Accounts payable, accrued expenses and other Liabilities	13,743
TOTAL AGGREGATE INDEBTEDNESS	$23,756
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Minimum net capital required (6.67% of aggregate indebtedness)	$ 1,584
Excess net capital	$ 4,080
Excess net capital at 1,000%	$ 6,704
Ratio: Aggregate indebtedness to net capital	2.6 to 1
RECONCILIATION OF NET CAPITAL:	
Net capital per unaudited X-17a-5	$13,707
Effect of audit adjustments:	
On net earnings	7,636
On non-allowable assets	(12,263)
Net capital, as above	$ 9,080

FIRST DUNBAR SECURITIES CORPORATION

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

All customer transactions are cleared through other broker/dealers (National Financial Services) on a fully disclosed basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

FIRST DUNBAR SECURITIES CORPORATION
Boston, Massachusetts

In planning and performing our audit of the financial statements of First Dunbar Securities Corporation (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons;
2) Recordation of differences required by Rule 17a-13; and,
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905
617/426-9440
Fax No. 617/423-3955

175 Paramount Drive
Raynham, MA 02767-1066
508/880-4955
Fax No. 508/823-6976

265 Essex Street
Salem, MA 01970-3400
978/741-4237
Fax No. 978/745-4424

www.pmn.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

During our examination, we noted that the Company had incorrectly included certain assets as allowable in net capital computations for the months of January through August, 2003. Net capital computations classifying these assets as non-allowable reflected minimum net capital violations. The violations were corrected in September, 2003 through the infusion of additional capital contributions. We believe that these situations reflected a material weakness in the controls associated with the computation of net capital. The Company has informed us that they have taken steps to strengthen these controls by increasing the Company's diligence in the computation and maintenance of proper net capital levels.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters noted in the preceding paragraph which have since been corrected, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Parent, McLaughlin & Nangle
Certified Public Accountants

February 3, 2004